Annual Shareholder Meeting Results:


The Fund held its annual meeting of shareholders on July 21, 2010. Shareholders voted as indicated below:

          	                        		     	Withheld
                                        Affirmative             Authority
Election of James A. Jacobson
Class II to serve until 2013		8,600,899		104,752

Re-election of R. Peter Sullivan III
Class II to serve until 2013		8,594,306		111,345

Election of Alan Rappaport
Class III to serve until 2011		8,595,662		109,989


The other members of the Board of Trustees at the time of the meeting, namely Paul Belica, Hans E. Kertess, John C. Maney+
and William B. Ogden, IV continued to serve as Trustees.
_____________________________________
+ Interested Trustee